

RECEIVED
FEB 2 2 2007
203

07000756

ES
GE COMMISSION
20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66769

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SINCLAIR + COMPANY LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 OLD KINGS HIGHWAY
(No. and Street)

DARIEN (City) CT (State) 06820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAURENCE GALVIN 203 202-2111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STANLEY P. WIRTHEIM CPA
(Name – *if individual, state last, first, middle name*)

98 CUTTER MILL RD (Address) GREAT NECK (City) NY (State) 11021 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laurence J. Galvin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sinclair & Company LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

CAROLINA M. DALUZ
NOTARY PUBLIC
State of Connecticut
My Commission Expires
June 30, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



<u>SINCLAIR & COMPANY, LLC</u>

<u>FINANCIAL STATEMENTS</u>

<u>DECEMBER 31, 2006</u>

CONTENTS

TEL: 516-773-6280
FAX: 516-482-2035
E-MAIL: STANPW@AOL.COM

STANLEY P. WIRTHEIM
CERTIFIED PUBLIC ACCOUNTANT

98 CUTTER MILL ROAD, SUITE 364S
GREAT NECK, NY 11021

INDEPENDENT AUDITOR'S REPORT

Sinclair & Company, LLC
30 Old Kings Highway South, Ste 250
Darien, CT 06820

I have audited the accompanying statement of financial condition of Sinclair & Company, LLC (the "Company") as December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Sinclair & Company, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Stanley P. Wirtheim CPA

February 13, 2007

SINCLAIR & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Current assets:		
Cash and cash equivalents	$ 9,686	
Accounts receivable	308,292	
Total current assets		$317,978
Fixed assets (net of depreciation of $603)		1,430
Other assets:		
Organization costs (net of accumulated amortization of $2,721)	3,109	
Security deposits	850	
		3,959
		$323,367

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$275,340
Commitment and contingency (Notes 1 and 3)	-
Members' equity	48,027
	323,367

See notes to statement of financial condition.

SINCLAIR & COMPANY, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

1. SIGNIFICANT ACCOUNTING POLICIES:

Business

SINCLAIR & COMPANY, LLC, ("Company") was formed under the Limited Liability Company statues of the State of Delaware on August 13, 2004. The Company is registered as a broker and dealer in securities pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company does not have any customers for which it clears transactions. Its primary source of income is from acting as a referral agent for investments and or loans to its clients.

Securities Transactions

Securities transactions, if any, and related commission revenues and expenses are recorded on a trade date basis. Marketable securities, if any, are valued at quoted market prices and securities not readily marketable are valued at fair value as determined by the Company. Unrealized gains and losses are included in investment and trading gains.

Cash Equivalents

Cash equivalents are highly liquid investments purchased with original maturities of three months or less.

Accounts Receivable

Accounts receivable represent commissions or participation fees due at period ended. Where no information is available as to income earned from third parties no receivable accrual was made.

Income taxes

The Company is a Limited Liability Company taxed as a partnership and as such all of its income and expenses are included with those of its members. Therefore no provision has been made for any income taxes as they are the responsibility of its members.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

SINCLAIR & COMPANY, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION (CONTINUED)

DECEMBER 31, 2006

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Depreciation

The Company's fixed assets consist primarily of computers as the office rent includes furniture. Depreciation is computed by using the straight line method over the estimated useful lives of the assets as follows:

Computers	5 years

Investment Banking

Investment banking and advisory fees arise from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded on offering date, or completion of transaction date.

Organization Costs

Organization costs are being amortized on a straight line basis over a five year period.

2. FIXED ASSETS

The Company's fixed assets consist of the following:

	Cost	Accumulated Depreciation	Book Value
Computer equipment	$2,033	$603	$1,430
Totals	$2,033	$603	$1,430

3. RELATED PARTY TRANSACTIONS

At year end there were no receivables or payables with any related parties.

SINCLAIR & COMPANY, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION (CONTINUED)

DECEMBER 31, 2006

4. FEDERAL INCOME TAXES

As described in Note 1, the Company is a Limited Liability Company taxed as a partnership and as such any income tax liability is the responsibility of its members.

5. COMMITMENTS AND CONTINGENCIES

The Company occupies its current office space on a month to month basis. The monthly rent is $850 plus applicable expenses. Rent expense was $9,350 for the year ended December 31, 2006.

6. CONCENTRATION OF CREDIT RISK

The Company maintains checking and money market accounts with balances totaling approximately $9,700 as of December 31, 2006. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Although some transactions represented more than 10% of its revenue the Company does not perceive any risk as most of its transactions are non-recurring.

7. FAIR VALUE ON FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of such instruments, except for the subordinated borrowings, if any.

The fair values of the Company's subordinated borrowings are determined using contractual cash flows discounted at current interest rates offered to the Company for debt with substantially the same characteristics and maturities. The fair values of such instruments approximate their carrying amounts at December 31, 2006.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Sinclair & Company, LLC
30 Old Kings Highway South, Ste 250
Darien, CT 16820

In planning and performing my audit of the financial statements of Sinclair and Company, LLC (the "Company") for the year ended December 31, 2006 (on which I issued my report dated February 13, 2007), in accordance with auditing standards generally accepted in the United States of America, I considered its internal control over financial reporting, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal controls.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the redemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices an procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or if such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.
A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or

report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices, and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Associated of Securities Dealers, and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be used by anyone other than these specified parties.



Great Neck, New York
February 13, 2007

END